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                               July 27, 2022

       Aneil Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       30 Wellington Street West, 5th Floor
       Toronto, ON M5L 1E2
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 26, 2022
                                                            File No. 333-265969

       Dear Mr. Manhas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Capitalization, page 21

   1. Please refer to prior comment 4. As previously requested and as described in the notes to the table, revise the
capitalization table to include a separate line item to reflect the warrant derivative
liabilities in your actual historical and pro forma as adjusted financial information.
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
            Care Inc.
Comapany
July       NameBruush Oral Care Inc.
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
Dilution, page 25

2. We note that dilution per share to new investors in this offering should represent the difference between the assumed initial public offering price per share of $6.20 and the pro forma as adjusted net tangible book value per share of ($0.28). Please revise to reflect this amount as ($6.48).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Lahdan S. Rahmati